October 25, 2005

Mr. Richard L. Bergmark
Chief Financial Officer
Core Laboratories N.V.
Herengracht 424
1017 BZ Amersterdam
The Netherlands

	Re:	Core Laboratories N.V.
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 13, 2005

Dear Mr. Bergmark:

      We have reviewed your filings and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to our comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Financial Statements

Note 13 - Stock-based Compensation

1. We have reviewed your response to our comment in our letter dated
September 8, 2005, and ask that you provide the following additional information.

(a) Please expand the charts that you provided on Attachments 1 and 2
to include each of the quarters of 2003.

(b) Please explain why you do not believe that it was appropriate to record expense in 2003 or 2004 for Tranche 2 and Tranche 3 of your plan.

General

2. Please file your response dated October 5, 2005, as well as your future response(s), as Correspondence in Edgar.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

								Sincerely,



								April Sifford
								Branch Chief

cc:  Sandy Eisen
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Mr. Richard L. Bergmark
Core Laboratories N.V.
October 25, 2005
page 1




UNITED STATES
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